EXHIBIT 14.1

7701 Forsyth Blvd., Suite 800 St. Louis, MO 63105	Phone: 314.854-8000 Fax: 314/854-8001 www.Belden.com
To Belden Associates:
Our company values illuminate our responsibilities to our customers and vendors, to our fellow Belden associates and their families, to the environments in which we operate, and to the communities we serve throughout the world.
At the forefront of our values is our commitment to ethics and integrity. All our other values and commitments must stand upon this commitment which is our foundation. Throughout our history of more than 100 years, Belden and the organizations that now make up Belden have created a legacy of trust with customers, associates and others. This legacy is ours to preserve and carry forward.
The preamble to Belden’s values states: “In all places, and in all situations, Belden is committed to the highest standards of ethics and integrity. We never take professional or ethical shortcuts, and our interactions with all businesses, communities and individuals follow the high standards we accept as Belden associates.” Our Code of Business Conduct and Ethics is grounded on these principles.
I hope that you will take a moment to reflect with pride on our heritage of integrity and recommit yourself to protecting our company’s reputation for honesty and fairness.
Best regards,
John S. Stroup
Chief Executive Officer

CODE OF BUSINESS CONDUCT AND ETHICS
TABLE OF CONTENTS

General Principles	3

Avoiding Conflicts of Interest	3
Outside Employment and other Business Activities	3
Investments in Vendors, Customers and Competitors	3
Gifts, Favors and Entertainment Received by Employees	4
Gifts, Favors and Entertainment Given by Belden	4
Membership on Outside Boards; Effect of Directorships on Transactions	4
Disclosure of Conflicts of Interest	4

Protecting Belden’s Assets	5
Accounting Practices	5
Use of Belden Computers and Communication Systems	6
Safeguarding Belden’s Intellectual Property Rights	6
Respecting the Intellectual Property Rights of Others	6

Confidential Information/Insider Trading	7
Confidential Information	7
Insider Trading in Belden Stock	7
Insider Trading in Other Company Stock	7

Conducting Belden’s Business	7
Protection of the Environment, Health and Safety	7
Antitrust/Competition Laws	8
Bribes and Other Improper Payments	8
Exports	9

Respecting Fellow Employees	9
Harassment	9
Romantic Relationships	9
Individual Charitable Contributions	9
Political Contributions	10

Reporting Violations and Discipline	10
Reporting Violations	10
Investigations	10
Compliance and Discipline	11
For Further Guidance	11

CODE OF BUSINESS CONDUCT AND ETHICS
General Principles
Belden will strictly comply with all applicable laws and government regulations in all jurisdictions where it does business. Going beyond compliance with the law, Belden is committed—in all places and in all situations—to the highest standards of ethics and integrity. This Code of Business Conduct and Ethics presents a set of principles grounded in law and ethics that Belden and every Belden associate—including employees, officers, directors, managers and business partners—must follow.
The time is always right to do what is right.  ~Martin Luther King, Jr.
Avoiding Conflicts of Interest
It is important that Belden employees maintain their independence of judgment and undivided loyalty to Belden, and not allow their personal interests to interfere. Employees must avoid situations that create, or may give the appearance of creating, conflicts of interest.
While it is impractical to describe every situation where conflicts of interest may arise, they often arise in the contexts that are set forth below. Unless Belden determines it not to be a concern after disclosure of the facts and circumstances, these prohibitions also apply to the employee’s family members.
Outside Employment and other Business Activities. Belden employees may not engage in outside jobs or other business activities involving a firm that is competing or doing business with Belden. Employees may otherwise engage in outside jobs or business activities only when these activities do not interfere in any way with the job being performed for Belden. Belden’s policy is to pay fair and competitive compensation for full time work. The normal demands of full time employment are not compatible with “moonlighting” and supplemental or secondary employment is discouraged. Employees may not have outside business interests that are in any way detrimental to Belden’s best interests.
Investments in Vendors, Customers and Competitors. Employees may not have a substantial economic interest in private or publicly held business concerns that do business with Belden or are in competition with it. An interest is substantial if it represents a significant proportion of such business enterprise or would otherwise influence the employee’s judgment. As an exception, an employee may own a modest amount of stock in a publicly-traded company that may compete in some way with Belden, unless this would influence the employee’s independence of judgment or amount to management participation in the company.
Apart from the above, employees may not have a material interest in any business in competition with Belden, or which could deprive Belden of any business opportunities.
Gifts, Favors and Entertainment Received by Employees. Purchases of supplies, materials and services must be carried out in a manner that preserves the integrity of the procurement process based on quality, performance and cost. No employee may accept any gifts, hospitality, meals, entertainment, services or other favors from third parties unless they are of token value, are not of an extravagant nature and do not go beyond common courtesies usually associated with accepted business practice. Gifts and other favors not meeting this standard are prohibited, as are gifts and other favors which are intended or would be perceived to influence a particular business decision or create a reciprocal obligation.
Gifts, Favors, and Entertainment Given by Belden. The same basic principles apply to sales of Belden’s products and services; these sales must be free from any inference or even a perception that favorable treatment was sought, received or given due to gifts, hospitality, meals, entertainment, services or other favors.
Gifts, hospitality, meals, entertainment, services or other favors may be given to others at Belden’s expense only if they meet all of the following criteria:
•	they are consistent with common courtesies usually associated with accepted business practice;

•	they are of token value, and in a form that will not be construed as a bribe or pay-off;

•	they comply with applicable law and generally accepted ethical standards; and

•	public disclosure of the facts, including the identity of the recipient, would not result in embarrassment to Belden or to the recipient.
Membership on Outside Boards; Effect of Directorships on Transactions. No employee may serve as the director of any other firm which is organized for profit without the written approval of Belden’s Chief Executive Officer.
Belden’s directors are persons of diversified business interests, and are connected with other corporations and firms with which, from time to time, Belden has business dealings. No director of Belden will vote on any transaction in which he or she, or a company or firm with which he or she has a connection, is interested. No contract or other transaction between Belden and any other corporation or firm will be affected by the fact that any director of Belden is interested in, or is a director or officer of, such other corporation or firm.
If you have integrity, nothing else matters.  If you don’t have integrity, nothing else matters.  ~Alan K. Simpson
Disclosure of Conflicts of Interest. Employees are required to report promptly, to Belden’s General Counsel or division general manager, all participation in any outside business relationship or other activity which might involve an actual or potential conflict of interest, and all professional or consultant ventures for compensation, including directorships, so that action may be taken to determine whether a problem exists and, if so, to eliminate it. The division general manager will confer with the General Counsel, as necessary, concerning interpretation and application of this Code to particular situations. This requirement does not limit the Chief Executive Officer’s prerogative to request any employee to submit a statement of disclosure at any time or as frequently as the Chief Executive Officer may deem necessary.
If changing circumstances alter the statements or representations made in the most recent disclosure statement, it is the employee’s responsibility to submit additional statements to keep all information current.
Belden recognizes that there can be borderline situations involving conflicts of interest, and these situations will be reasonably considered with due recognition of the attendant circumstances. Accordingly, Belden encourages employees to talk to their supervisors or managers when in doubt about the best course of action in a particular situation. Where Belden finds a definite possibility of a conflict of interest, the employee will be given a reasonable time to correct the conflict.
Laws control the lesser man.  Right conduct controls the greater one.
~Chinese Proverb
Protecting Belden’s Assets
Belden’s tangible and intangible assets must be protected, and used only for legitimate business purposes. No employee may usurp Belden’s opportunities or assets for personal gain or an outside business. Belden will not tolerate fraud in any form by any associate.
Accounting Practices. Safeguarding Belden’s assets includes a duty to maintain the accuracy of Belden’s books and records. Employees with responsibility for making public disclosures in periodic reports or other filings or in public communications must assure that these disclosures are full, fair, accurate, timely and understandable.
Belden is required to maintain a system of internal accounting controls to provide adequate corporate supervision over the accounting and reporting activities at all levels.
No undisclosed or unrecorded fund or asset may be established for any purpose. No withdrawal may be made from any disbursement account except by check or other acceptable means of transfer customarily used by major banks, and then only by authorized personnel, and no check may be made payable to “cash” or other unidentifiable payee.
All books, records and accounts, U.S. and non-U.S., must accurately and fairly reflect the transactions of Belden. No false or artificial entries may be made in the books and records of Belden for any reason and no employee may engage in any arrangement that results in such entry.
No payment may be approved or made with the intention or understanding that any part of such payment is to be used for a purpose other than that disclosed by the documents supporting the payment.
Any person with a concern or complaint regarding accounting, internal accounting controls, or audit matters is encouraged to express these concerns or complaints (on an anonymous basis, if desired) to the Chair of the Audit Committee of the Board of Directors by calling 866-BWC-8668 (866-292-8668). (See Belden’s Website at www.Belden.com under “Contact the Belden Board” for international AT&T access codes if dialing from outside the U.S.) All such communications will be forwarded promptly and directly to the Chair of the Audit Committee and will be kept in strict confidence.

Belden’s record retention requirements are set forth in its policy on “Record Creation, Retention, Retrieval and Disposal”.
Use of Belden Computers and Communication Systems (including e-mail and voice mail). Belden’s assets include its computers, communication systems and related equipment. These systems and equipment, including e-mail and voice mail, are provided to assist employees to conduct Belden business, and are not for personal use, except on an infrequent and limited basis in conformity with Belden’s policies.
Messages sent through e-mail, messages contained on voice mail and the contents of employee computers are the sole property of Belden, and are considered business records of Belden. Accordingly, they may be disclosed in connection with administrative, judicial, or other proceedings.
Belden prohibits any communications by employees via e-mail or voice mail that may constitute verbal abuse, slander, or defamation or may be considered offensive, harassing, vulgar, obscene, or threatening. Belden also prohibits the communication, dissemination, or printing of any copyrighted materials in violation of copyright laws, as well as the downloading, distribution, or sending of pornographic or obscene materials.
By using Belden’s e-mail and voice mail, an employee knowingly and voluntarily consents to his or her usage of these systems being monitored and acknowledges Belden’s right to conduct such monitoring, subject to applicable local laws. Employees should not expect that e-mail or voice mail is confidential or private and, therefore, employees should have no expectation of privacy whatsoever related to their usage of these systems. Even when a message is erased, it may still be possible to recreate the message and, therefore, privacy of messages cannot be ensured to anyone.
Safeguarding Belden’s Intellectual Property Rights. Belden’s intellectual property, including its patents, trademarks, copyrights and trade secrets, are of vital importance to Belden’s business. Employees have a duty to protect this intellectual property from unauthorized disclosure, and from misuse by others. Employees must not discuss trade secrets (or other confidential information) in a manner that may be overheard by unauthorized third parties, and must implement adequate safeguards to protect written embodiments (whether in paper or electronic form) of such trade secrets.
Respecting the Intellectual Property Rights of Others. Similarly, Belden will respect the patents, copyrights and trade secrets of others, including competitors, customers and suppliers. Employees may not make unauthorized copies of copyrighted materials. Special care should be taken in acquiring software from others. As intellectual property, software is protected by copyright, and may also be protected by patent, trade secret or as confidential information. Before installing any software on or copying any software from Belden’s computer systems, employees should check with the relevant Belden information technology employee. Employees should review Belden’s “Copyright Policy” for more information regarding such matters.
I hope I shall possess firmness and virtue enough to maintain what I consider the most enviable of all titles, the character of an honest man.
~George Washington

Confidential Information/Insider Trading
The following prohibitions regarding confidential information and insider trading apply not only to Belden but also to other companies with whom Belden does business.
Confidential Information. Confidential information about Belden and its operations is the property of Belden and may be used or disclosed only in the performance of the employee’s duties. Each supervisor is responsible for controlling the disclosure and use of confidential information by employees under his or her direction. Employees whose responsibilities require ongoing access to confidential information are required to sign a secrecy agreement. Some examples of confidential information include manufacturing methods, design drawings, customer lists, employee lists, earnings forecasts, business strategies and acquisition candidates.
Employees may not, without proper authority, give or release to anyone not employed by Belden, or to another employee who has no need for the information, data or information of a confidential nature concerning Belden.
Similarly, employees must respect the confidential information of others, including competitors, customers and suppliers. Employees may not disclose such confidential information without the proper authorization of the owner. This obligation includes a duty of new employees not to divulge confidential information of their former employers.
Insider Trading in Belden Stock. Employees may not make use of material, non-public information regarding Belden for their personal benefit through buying or selling Belden stock. In addition, employees may not disclose any material, non-public information to any other person who could use such information for his or her personal benefit when buying or selling Belden stock. Material information includes sales and earnings figures, significant new products, major contracts, plans for stock splits or dividend increases, sales or purchases of significant assets, and acquisitions and mergers. As needed, advice on such matters should be sought from Belden’s General Counsel.
Insider Trading in Other Company Stock. Employees may learn material, non-public information about other public companies, including competitors, customers, suppliers, and acquisition candidates. Employees may not make use of such information for their personal benefit through buying or selling the stock of such other company, nor may they disclose such information to other persons who could trade in the stock of such other company for their personal benefit.
You can stand tall without standing on someone.  You can be a victor without having victims.
~Harriet Woods
Conducting Belden’s Business
Belden strives to out-perform the competition and plays to win. That said, in conducting its business, Belden is at all times committed to the highest ethical standards and full compliance with all applicable laws and regulations, including in those areas noted below.
Protection of the Environment, Health and Safety. Belden will comply with all applicable laws and regulations concerning the protection of the environment and the health and safety of its employees. Further, Belden conducts business with available technology that demonstrates respect for the environment, and encourages both the development of environmentally sound procedures and the reduction of waste generation through source reduction, recycling and manufacturing process control. Belden is committed to ensuring that its plants and operations provide a safe work environment for all employees and comply with applicable occupational health and safety standards. More information regarding such matters appears in Belden’s “Environmental Policy” and “Safety Policy”.
Antitrust/Competition Laws. Belden will comply with all applicable laws that prohibit unreasonable restraints of trade or monopolies (these are known in the U.S. as “antitrust” laws). These laws are designed to create a level playing field in the marketplace.
The conduct prohibited by U.S. antitrust law includes the following:
•	agreements between competitors to fix prices or sales terms;
•	agreements between competitors to divide customers, territories or markets;
•	agreements between competitors to regulate or limit production; and
•	agreements between competitors to punish a supplier or customer by cutting off business.
Other countries generally have similar laws, sometimes called “competition” laws.
To reduce the risk of violating antitrust/competition laws concerning agreements between competitors, employees should not talk to competitors about Belden’s business or the competitor’s business with respect to:
•	past, present, or future prices;
•	pricing policies or strategies (or any other matter that affects price);
•	who will serve which markets
•	requests for quotations or bids;
•	discounts or promotions; or
•	whether or how to deal with a customer, or a group of customers.
At trade association meetings or sales shows, an employee should withdraw from any meeting with competitors where the above topics are discussed and notify Belden’s law department of the incident.
Belden has an “Antitrust Policy Bulletin” that addresses in detail U.S. antitrust laws. This policy is available by contacting Belden’s General Counsel.
Bribes and Other Improper Payments. No bribe, kickback or other improper payment may be made by or on behalf of Belden in connection with any of its business. Local practices or customs may be followed with regard to tips or gratuities for services rendered so long as the amount and timing of the gratuity is such that it could not reasonably be construed as a bribe. No agents’ fees or commissions shall be paid if by reason of the excessive amount thereof or requested devious method of payment it appears reasonably likely that a bribe will be paid in connection with the transaction.
The U.S. Foreign Corrupt Practices Act (“FCPA”) and various laws of other nations prohibit bribery. The FCPA prohibits Belden and its officers, directors, employees and agents from paying or offering to pay money or anything of value, directly or indirectly, to foreign officials, foreign political parties or candidates for foreign political office, with the intent of obtaining or retaining business for Belden by influencing any act or decision of such foreign official or foreign government.
Employees should be sensitive to the following “red flags” when dealing with the FCPA, and should consult with Belden’s General Counsel if any arise:
•	Any suggestion that bribes or other violations of law might occur during the term of the proposed agreement;
•	Dealing with a close relative or business associate of a senior government official;
•	Any request for an unusually high commission;
•	Dealing with a country notorious for improper or corrupt practices; and
•	A request for payment in cash or unusual payments to questionable parties.
Belden may be required to terminate any further dealings with a foreign sales agent to avoid a violation of the FCPA.
Exports. The United States, and to a more limited extent other countries, regulate and in some instances restrict the export of products, materials and technology to certain countries or certain end-users. U.S. law also requires U.S. firms and certain of their foreign affiliates to refuse to participate in foreign boycotts that the U.S. government does not sanction, such as the Arab League boycott of Israel. Belden has an “Export and Antiboycott Control Policy and Procedures” and has designated export compliance coordinators at its facilities to ensure compliance by Belden and its affiliates with applicable export and antiboycott laws. Employees should consult with the General Counsel if they have questions regarding the scope or application of these laws to their operations.
Character is much easier kept than recovered.
~Thomas Paine
Respecting Fellow Employees
Belden believes that individuals with a variety of backgrounds and perspectives enhance creativity, innovation and vitality in the workplace, and Belden is committed to diversity. Belden is also committed to equal opportunity to all qualified employees regardless of race, color, national origin, religion, age, sex, disability or any other legally protected status.
Harassment. Belden provides a workplace free from unlawful and improper “harassment” of employees. Harassment includes sexual and racial harassment, as well as harassment based on any other legally protected classification. Each employee has the responsibility to cooperate in maintaining a workplace free from unlawful and improper harassment. Belden considers harassment a serious act of misconduct, and violators may be subject to disciplinary action, including discharge. Each employee should consult with Human Resources for a copy of Belden’s “Harassment Policy Bulletin", which provides more information regarding this matter.
Romantic Relationships. Because of the potential for conflicts of interest, interference with the productivity of co-workers and potential charges of sexual harassment, Belden strongly discourages supervisors and managers from engaging in romantic or sexual relationships with subordinates and requires the disclosure of any such relationship. All employees must avoid romantic or sexual relationships with other employees that create conflicts of interest, potential charges of sexual harassment or discord or distractions that interfere with other employees’ productivity.
Individual Charitable Contributions. It is contrary to Belden’s policy to pressure employees into making individual contributions to charitable fund drives such as the United Way.
Employees are encouraged to assume the obligations of responsible citizenship and support recognized charities, but under no circumstances should an employee ever directly or indirectly be led to believe that his or her position at Belden, or his or her chance of future advancement, is conditioned in any way on the employee’s support of charities.
Political Contributions. Employees may not use Belden’s funds or assets for contributions of any kind to any political party or committee in the United States or to any candidate for, or holder of, any office of any government—national, state or local—in the U.S. In countries other than the U.S., the policy shall be determined in accordance with local law and practice as well as U.S. law. But under no circumstances shall any such contribution be made unless:
•	a proposal to make such a political contribution has been submitted to the Chief Executive Officer and Belden approval for the contribution has been received; and
•	such contribution is recorded in the accounting records as such.
Belden’s policy is to encourage free and open elections in the United States and in those countries where such is the practice. Belden recognizes the needs of candidates for public office to have the financial and personal support of members of the electorate. To this end, Belden encourages its employees to contribute their personal funds and their personal time to the support of candidates of their choice. Good judgment should be exercised and Belden does not encourage involvement in political activities to the extent that an individual’s work effort is impaired.
When I do good, I feel good.  When I do bad, I feel bad.  That’s my religion.
~Abraham Lincoln
Reporting Violations and Discipline
Reporting Violations. In implementing this Code, it is vital that management be made aware of any violation so that corrective action can be taken promptly. Each employee must report any violation or apparent violation of this Code. Belden strongly encourages employees to work with their supervisors in making such reports. In addition, employees may report violations by calling or reporting in writing to:
Kevin L. Bloomfield
General Counsel
Belden Inc.
7701 Forsyth Boulevard, Suite 800
St. Louis, MO 63105
Any employee who, in good faith, reports what he or she believes to be a violation of this Code will not be subject to any disciplinary action or retaliation on account of making such a report. To the fullest extent possible, the identity of an employee making a report will be kept confidential. If an employee feels that he or she is being treated unfairly because of reporting a violation, this should immediately be brought to the attention of the General Counsel. The General Counsel to the extent possible will investigate anonymous reports.
Investigations. Belden employees are required to cooperate fully with any appropriately authorized internal or external investigations, including but not limited to those involving ethical issues or complaints of discrimination or harassment. Employees should never withhold, tamper with or fail to communicate relevant information.
Compliance and Discipline. Violations of this Code will result in disciplinary action that may include termination, referral for criminal prosecution, and reimbursement to Belden for any losses or damages resulting from the violation. As with all matters involving investigations of violations and discipline, principles of fairness and dignity will be applied. Any employee charged with a violation of this Code will be afforded an opportunity to explain his or her actions before disciplinary action is taken.
Disciplinary action will be taken:
•	against employees who authorize or participate directly in any action that is a violation of this Code;
•	against any employee who may have deliberately failed to report a violation or deliberately withheld relevant and material information concerning a violation of this Code;
•	against the violator’s managerial superiors, to the extent that the circumstances of the violation reflect inadequate supervision or a lack of diligence; and
•	against any supervisor who retaliates, directly or indirectly, or encourages others to do so, against an employee who reports a suspected violation of this Code.
Only Belden’s Board of Directors may waive any provision of this Code for Belden’s executive officers or directors, and any such waiver must be promptly disclosed to shareholders.
If it be a sin to covet honor, I am the most offending soul.
~William Shakespeare
For Further Guidance
This Code cannot cover every possible situation that may raise ethical or compliance concerns. If an employee is in doubt about what to do when confronted with a situation, the following questions should be considered:
•	Will it violate any laws or Belden policies?
•	Is it unethical or unfair?
•	Could it appear improper?
•	Would the action be viewed negatively if revealed to management or family, or reported in the media?
•	Will others feel that something is owed to them in return (or that they owe something) if the action is taken?
•	Does the action prioritize Belden’s short-term interests at the expense of its long-term interests?
•	Will it negatively impact others in an improper way?
Advice should also be sought from the employee’s supervisor or manager, or from the law department.